June 30, 2025

Menachem Shalom
Chief Executive Officer, Chief Financial Officer, and Director
Nukkleus Inc.
575 Fifth Ave, 14th Floor
New York, NY 10017

        Re: Nukkleus Inc.
            Form 10-KT for Period Ended December 31, 2024
            Form 10-Q for Fiscal Quarter Ended March 31, 2025
            File No. 001-39341
Dear Menachem Shalom:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-KT for Period Ended December 31, 2024
Item 9A. Controls and Procedures, page 56

1. In your both your Form 10-KT for the period ended December 31, 2024 and your
       Form 10-Q for the period ended March 31, 2025, you state your disclosure controls and procedures were effective. Please tell us in detail how your principal executive and financial officer was able to conclude your disclosure controls and procedures were effective as of December 31, 2024 and March 31, 2025, despite:
           the existence of a material weakness in your internal control over financial reporting on both dates and
           your inability to timely file these Forms 10-KT and 10-Q.
       Otherwise, amend your Form 10-KT for the period ended December 31, 2024 and your Form 10-Q for the period ended March 31, 2025 to state, if true, that your disclosure controls and procedures were not effective. Refer to Items 307 and
       308(a)(3) of Regulation S-X, along with SEC Release No. 33-8809.

       In addition, amend your Form 10-KT for the period ended December 31, 2024 to
 June 30, 2025
Page 2

       explicitly state, if true, that your internal control over financial reporting is not effective.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 if
you have any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services